Exhibit 99.1

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF SEPTEMBER 30, 2022, AND MARCH 31, 2022

AND

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

HAPPINESS DEVELOPMENT GROUP LIMITED

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2022, AND MARCH 31, 2022

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2022	2022
ASSETS
Current assets
Cash and cash equivalents	$11,252,396	$19,733,631
Accounts receivable, net of allowance for doubtful accounts of $463,514 and $463,514, respectively	24,754,419	27,447,907
Notes receivable	-	89,332
Inventories	1,626,960	1,389,561
Prepaid expenses and other current assets	7,868,198	7,909,233
Total current assets	45,501,973	56,569,664

Property, plant and equipment, net	9,345,652	11,246,815
Intangible assets, net	8,294,643	10,101,405
Goodwill	8,865,954	10,084,201
Deferred tax assets	654,262	3,796,492
Prepaid assets	3,303,216	5,627,099
TOTAL ASSETS	$75,965,700	$97,425,676

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$18,423,109	$12,155,733
Other payables and accrued liabilities	1,733,273	3,469,768
Income tax payable	334,530	37,225
Short-term bank borrowings	2,147,948	2,268,360
Total current liabilities	22,638,860	17,931,086
Deferred tax liability	1,774,698	2,079,986
TOTAL LIABILITIES	24,413,558	20,011,072

COMMITMENTS AND CONTINGENCIES		-

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.01 par value, 350,000,000 shares authorized, 67,004,583 and 30,481,580 shares issued and outstanding, respectively	33,502	33,502
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 12,095,100 and 0 shares issued and outstanding, respectively	6,048	6,048
Preferred shares, $0.01 par value, 50,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	53,871,226	53,871,226
Statutory surplus reserve	7,622,765	7,622,765
Retained earnings	(7,084,172)	12,285,281
Accumulated other comprehensive income (loss)	(380,257)	4,306,536
Total Happiness Development Group Limited’s shareholders’ equity	54,069,112	78,125,358

Non-controlling interests	(2,516,970)	(710,754)

Total shareholders’ equity	51,552,142	77,414,604

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$75,965,700	$97,425,676

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2022	2021
Revenues	$52,990,008	$46,884,584
Cost of revenues	(50,460,142)	(41,210,047)
Gross profit	2,529,866	5,674,537

Operating expenses:
Selling and marketing	17,822,898	11,636,367
General and administrative	3,829,891	3,780,718
Research and development	402,544	789,482
Total operating expenses	22,055,333	16,206,567

Operating loss	(19,525,467)	(10,532,030)

Other income (expenses):
Interest income	16,832	62,737
Interest expense	(35,054)	(38,511)
Other (loss)/ income, net	(298,566)	114,059
Total other (loss)/ income, net	(316,788)	138,285

(Loss) /income before income taxes	(19,842,255)	(10,393,745)

Income tax provision	(2,896,428)	(149,429)

Net loss	$(22,738,683)	$(10,543,174)
Net loss attributable to non-controlling interests	3,369,230	488,314
Net loss attributable to Happiness Development Group Limited	(19,369,453)	(10,054,860)

Other comprehensive income (loss):
Foreign currency translation adjustments	(4,606,029)	1,607,416
Comprehensive loss	$(27,344,712)	$(8,935,758)
Less: comprehensive income /(loss) attributable to non-controlling interests:	(80,764)	2,523,603
Comprehensive loss attributable to Happiness Development Group Limited	(27,425,476)	(6,412,155)
Basic and diluted earnings (loss) per ordinary share
Basic and diluted	$(0.48)	$(0.37)
Weighted average number of ordinary shares outstanding
Basic and diluted	40,485,912	26,933,050

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(UNAUDITED)

(IN U.S. DOLLARS)

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total Happiness Development Group Limited shareholders’ equity	Non-controlling interests	Total equity

Balance at March 31, 2022	67,004,583	$33,502	12,095,100	$6,048	$53,871,226	$7,622,765	$12,285,281	$4,306,536	$78,125,358	$(710,754)	$77,414,604
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	-	1,482,250	1,482,250
Net loss	-	-	-	-	-	-	(19,369,453)	-	(19,369,453)	(3,369,230)	(22,738,683)
Foreign currency translation adjustments	-	-	-	-	-	-	-	(4,686,793)	(4,686,793)	80,764	(4,606,029)
Balance at September 30, 2022	67,004,583	$33,502	12,095,100	$6,048	$53,871,226	$7,622,765	$(7,084,172)	$(380,257)	$54,069,112	$(2,516,970)	$51,552,142

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total Happiness Development Group Limited shareholders’ equity	Non-controlling interests	Total equity

Balance at March 31, 2021	30,481,580	$15,241	-	$-	$26,545,384	$7,622,765	$61,475,891	$(913,621)	$94,745,660	$2,891,396	$97,637,056
Ordinary shares issued for cash	1,240,000	620	-	-	2,156,980	-	-	-	2,157,600	-	2,157,600
Ordinary shares issued for services	231,445	116	-	-	351,696	-	-	-	351,812	-	351,812
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	-	77,096	77,096
Net loss	-	-	-	-	-	-	(10,054,860)	-	(10,054,860)	(488,314)	(10,543,174)
Foreign currency translation adjustments	-	-	-	-	-	-	-	4,131,019	4,131,019	(2,523,603)	1,607,416
Balance at September 30, 2021	31,953,025	$15,977	-	$-	$29,054,060	$7,622,765	$51,421,031	$3,217,398	$91,331,231	$(43,425)	$91,287,806

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2022	2021
Cash Flows from Operating Activities:
Net income	$(22,738,683)	$(10,543,174)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,508,899	517,430
Share-based compensation	-	351,812
Loss on disposal of equipment	90,636	-
Deferred taxes	2,777,480	-

Changes in operating assets and liabilities:
Accounts receivable	(221,976)	15,909,423
Notes receivable	83,553	-
Inventories	(402,204)	(239,266)
Due from related parties	-	(124,808)
Prepaid expenses and other current assets	4,381,020	12,489,464
Other assets	1,829,929	881,539
Accounts payable	7,902,017	32,141
Other payables and accrued liabilities	(3,727,332)	(12,179,570)
Income taxes payable	315,115	(340,235)
Net cash (used in) provided by operating activities	(8,201,546)	6,754,756

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(84,912)	(179,265)
Purchase of intangible assets	-	(17,050)
Purchase of BAODENG	-	(17,913)
Proceeds of disposal of subsidiaries	17,683	-
Net cash used in investing activities	(67,229)	(214,228)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares	-	2,157,600
Capital contributions from noncontrolling interest shareholders	1,473,340	77,096
Proceeds from short-term loans	1,156,572	1,085,019
Repayments on short-term loans	(1,031,338)	(1,348,524)
Net cash provided by financing activities	1,598,574	1,971,191

Effect of exchange rate changes on cash and cash equivalents	(1,811,034)	639,573

Net (decrease) increase in cash and cash equivalents	(8,642,235)	9,151,292
Cash and cash equivalents at the beginning of period	19,733,631	36,558,752

Cash and cash equivalents at the end of period	$11,252,396	$45,710,044

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$528	$558,491
Cash paid for interest expense	$35,054	$38,511